SILLS CUMMIS EPSTEIN & GROSS
A PROFESSIONAL CORPORATION

The Legal Center
One Riverfront Plaza
Newark, New Jersey 07102-5400
Tel: 973-643-7000
Fax: 973-643-6500

Robert Crane	30 Rockefeller Plaza
Member of the Firm	New York, NY 10112
Direct Dial: (973) 643-5055	Tel: 212-643-7000
E-mail: mcrane@sillscummis.com	Fax: 212-643-6550

September 8, 2005

VIA EDGAR, FACSIMILE AND

FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Nicholas P. Panos, Esq.

Re:	Computer Horizons Corp. Preliminary Schedule 14A filed on August 24, 2005 File No. 0-07282

Dear Mr. Panos:

This letter sets forth the responses of Computer Horizons Corp., a New York corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2005 concerning the Company’s Preliminary Schedule 14A filed with the Commission on August 24, 2005 (the “Preliminary Proxy Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The responses in this letter correspond to the Staff’s comments as set forth in its letter to the Company dated September 6, 2005.  Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to the amendment no.1 to the preliminary proxy statement (the “Amended Preliminary Proxy Statement”) that is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

General

1.                                      We note that you filed this preliminary proxy statement under the header tag PRE14A.  Be advised that all preliminary proxy statements filed in connection with contested solicitations should be filed under the header tag PREC14A.  Please re-file this preliminary proxy statement under its proper header tag.

Response:  We note the Staff’s comment and, concurrently herewith, we are re-filing the Preliminary Proxy Statement under its proper header tag and have filed the Amended Preliminary Proxy Statement under such tag as well.

2.                                      We note that preliminary results indicate that your shareholders did not approve the proposed share issuances and related matters associated with the Analysts International merger.  In the event that the merger was not approved, please revise your disclosure accordingly.  In this regard, your proxy should no longer reflect circumstances both in the event that the proposed merger shall have been approved and in the event that the proposed merger shall not have been approved.  Also, describe management’s current views of the status of the proposed merger with Analysts International.  Alternatively, if the merger was approved, please revise your proxy statement accordingly.

Response:  We advise the Staff supplementally that the final results of the voting on the proposals concerning the Company’s proposed merger with Analysts International Corporation (“Analysts”) indicate that a majority of the shares which voted on the proposals voted against them and, as such, the merger will not be consummated. We have revised the disclosure on page 3 of the Amended Preliminary Proxy Statement to reflect this.  In addition, the Amended Preliminary Proxy Statement has been otherwise revised throughout so that it no longer reflects alternative circumstances.

3.                                      We note that the record date for the meeting to be held on September 22, 2005 is currently set for September 12, 2005.  Please provide us with a legal analysis with citations to your charter documents and New York State Corporate Law of the legal adequacy of the time permitted between the record date and the meeting date.

Response:  We note the Staff’s comment and advise the Staff supplementally that, pursuant to Section 3 of Article I of the Company’s by-laws, a shareholder requesting a special meeting shall state the date, time and place of the meeting.  Section 15 of Article IV of the Company’s by-laws provides that the board of directors may fix a record date, which date shall not be more than fifty nor less than ten days before the date of such meeting. This provision is consistent with Section 604 of the New York Business Corporation Law which sets forth that the record date “shall not be more than sixty nor less than ten days before the date of such meeting”.  In accordance with such provisions, the Computer Horizons Full Value Committee (the “Full Value Committee”) requested a special meeting and set the date therefor as September 22nd.  The board of directors, in furtherance of the request, set the record date for the special meeting as September 12th, the minimum ten day period before the special meeting.  This record date was selected in consideration of the then-pending special meeting relating to the proposed merger With Analysts which, had the proposal relating to the proposed merger been approved, would have resulted in holders of Analysts common stock owning 48% of the Company’s common stock.  With the intention of allowing the merger proposals vote results to be tabulated and certified and the proposed merger consummated once approved, the record date chosen was selected in order to allow new shareholders to vote with respect to such a significant issue as removal of directors particularly when, had the merger been consummated, the directors of the Company would have included five individuals who had previously been directors of Analysts.  The Company believes that to do otherwise would have been a disenfranchisement of such new shareholders.

4.                                      We note statements made in your letter to shareholders filed on Form 425 on August 12, 2005, and in other filings indirectly linking Messrs. Scott and Braun to conduct at Columbia/HCA.  Please provide a factual foundation for your statements that Mr. Scott “was forced” out as CEO for Columbia/HCA and the foundation for your indirect link between the civil and criminal conduct of Columbia/HCA and Mr. Scott.  Further, provide support for your statement that Mr. Braun “resigned in the wake of the scandal.”  See Note (b) to Rule 14a-9.  Please supplementally provide us with additional documentation concerning the nature of the criminal and civil charges against Columbia/HCA and provide a legal analysis for why the statements discussed above are consistent with Note (b) to Rule 14a-9.

Response: We advise the Staff supplementally that the factual foundation for the Company’s assertions arises from Columbia/HCA’s agreement with the United States Department of Justice to plead guilty to criminal charges and pay more than $840 million in criminal fines, civil penalties and damages as a result of alleged unlawful billing practices which took place, in whole or in part, while Messrs. Scott and Braun were executive officers of Columbia/HCA.

In September 1996, a criminal investigation was launched against Columbia/HCA by the United States Attorney General’s Office and the Federal Bureau of Investigation, and on March 19, 1997, federal officials executed search warrants on the company’s offices in El Paso, Texas.  In addition, numerous shareholder lawsuits, including one filed on April 4, 1997, were launched against former Columbia/HCA directors and/or executive officers, including Richard L. Scott, who at such time was Chairman and Chief Executive Officer of Columbia/HCA, subsequent to announcements of a federal investigation and possible criminal activity by Columbia/HCA relative to - among other things - large-scale fraudulent billing activities within the company.

On July 25, 1997, shortly after the raid by the FBI, Mr. Scott entered into a separation agreement with Columbia/HCA whereby Mr. Scott resigned from his position as Columbia/HCA’s Chairman and Chief Executive Officer.  Given the short time period between the FBI raid and Mr. Scott’s resignation, it appears likely that Mr. Scott did not leave the position of CEO by his own volition.  Later, in 1997, Mr. Braun resigned as the general counsel of Columbia/HCA.

Given that this was subsequent to the launch of the criminal investigation, the Company believes it is fair to say that he resigned in the wake of the scandal.  Also, we are providing supplementally in paper form under separate cover a copy of the complaint relating to the Columbia/HCA litigation.

5.                                      We note disclosure in this proxy statement and in your Form 425s that the Crescendo Group is motivated by short-term gains at the expense of the long-term interests of the rest of our shareholders.  Please provide support for this statement.

Response:  We note the Staff’s comment and advise the Staff supplementally that the factual foundation for this statement arises from matters disclosed in the Full Value Committee’s proxy materials and Statement on Schedule 13D, including the disclosure that members of the Full Value Committee initially purchased the Company’s common stock on May 31, 2005, after the announcement of the proposed merger with Analysts. Additionally, the Full Value Committee’s proxy materials include the following disclosure:

“If elected,  the Nominees will cause Computer Horizons to retain an investment banking firm to assist in the review of all available strategic alternatives to maximize shareholder value including, but not limited to, selling the entire company by means of a merger, tender offer or otherwise to the highest bidder, divesting or spinning-off all the assets of the Company on a tax efficient basis or continuing to operate the Company and divesting or spinning-off its non-core assets. If this is not successful,  the Nominees will seek to maximize the Company’s profitability by cutting costs,  pursuing internal growth and/or using its excess cash to repurchase its undervalued Shares.” [emphasis added].

In the Company’s view, these statements demonstrate a focus on short-term actions that may lead to a quick gain in lieu of focusing on the growth of the Company.  Further, a review of publicly available information reveals past conduct of Crescendo Partners and/or its affiliates which the Company believes constitutes motivation to seek short-term gain but at the expense of the longer-term prospects of the enterprise.  Selected instances of such conduct include the following:

•                                          Spar Aerospace Ltd: Beginning in January 1999, Crescendo Partners accumulated an approximate 18% stake in Spar and formed a group that, on March 25, 1999, sought a special meeting of Spar shareholders to remove all but 2 members of Spar’s board, to elect 5 new directors (including Crescendo executives, Eric Rosenfeld and Richard Martino) and to pay a special cash dividend to Spar shareholders.  At the special meeting of Spar shareholders, Mr. Rosenfeld was elected Chairman of the Spar board and the newly constituted Spar board approved a CDN$50M cash dividend which was paid on June 9, 1999.

•                                          Call Net Enterprises Inc.: In late 1999, subsequent to acquiring a 9.6% interest in Call Net and as a result of calling a special meeting seeking to remove six directors of the nine person Call Net board, Eric Rosenfeld, an executive of Crescendo Partners, and another nominee were appointed to the board of directors of Call Net.  In addition, two Call Net board members resigned and two new independent members were elected.  The reconstituted board agreed to hire an investment banker and seek alternatives to obtain higher shareholder value.  However, in April 2000, Call-Net stopped seeking to sell the entire company, apparently due to the lack of interest from prospective purchasers.  In May 2000, Mr. Rosenfeld announced he would not seek re-nomination to the Call-Net board.

6.                                      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  For example, we note that you disclose throughout your proxy statement that “the dissident shareholder group’s proposals are not in the best interest of all of CHC’s shareholders but, instead, were made in furtherance of the dissident’s shareholder group’s own interest to take control of your company without giving you, the CHC shareholders, any immediate value in return.”  Explain the basis for your belief that the Full Value Committee’s proposal was made for its “own interest.”  You further disclose that “the dissident shareholders group’s proxy material and public statements show a lack of understanding of [y]our business and industry, as well as a lack of vision about the future of CHC and the company’s greater potential.”  Revise to support your statement by explaining the basis for the belief the Full Value Committee shows a lack of understanding of your business and a lack of vision.  State why the Full Value Committee, in your view, does not consider the company’s greater potential.

Response:  We note the Staff’s comment and advise the Staff supplementally as follows:

•                                          As to the statement that “the dissident shareholder group’s proposals are not in the best interest of all of CHC’s shareholders but, instead were made in furtherance of the dissident shareholder group’s own interest to take control of your company without giving you, the CHC shareholders, any immediate value in return”, we advise the Staff that reference to the Full Value Committee’s own proxy materials reveals a lack of any reference to immediate payment or premium to the Company’s shareholders for control of the Company by virtue of removing the current board and replacing them with the Full Value Committee’s own slate.  Further, the Company’s opinion in this regard is based, in part, upon the Full Value Committee’s short tenure as a shareholder (as indicated in its disclosures in its Statement on Schedule 13D and in its proxy materials), which limit its ability to have a full understanding of the interests of all of the shareholders. We also direct the Staff to the response to Comment 5 above which indicates two instances in which Crescendo Partners and/or its affiliates has undertaken takeover attempts of other companies apparently with short-term objectives demonstrating that they have engaged in a pattern of taking control of companies with short-term gains such as dividends or sales as their objective.

•                                          As to the statement that “the dissident shareholder group’s proxy materials and public statements show a lack of understanding of your business and industry, as well as a lack of vision about the future of CHC and the Company’s greater potential”, we advise the Staff supplementally that the Company believes its board has an understanding of the information technology industry which has been demonstrated by its strategic investment decisions to acquire RGII and AIM and proposed acquisition of Analysts.  In contrast, the Full Value Committee’s basis for removal of the Company’s directors does not illustrate any understanding of the Company’s industry or any vision.   The Full Value Committee criticizes the price proposed to be paid for Analysts in connection with the proposed merger; the Company’s share price performance and October 2004 accounting error have been disappointing; and management’s lack of significant actual ownership of shares. The Full Value Committee has not addressed the ongoing consolidation of the IT industry, candidly admitting in its proxy in opposition to the proposed merger that it had not retained an investment banking firm or advisors to provide it with any industry insights.

•                                          As to the statement that the Full Value Committee does not consider the Company’s greater potential, we advise the Staff that, in the Company’s view, the greater potential of the Company can be achieved through growth which the Company believes is a strategy that is ignored by the Full Value Committee based upon their stated intentions which, among other things, look to explore the sale of the Company or a break-up of the Company and may involve the termination of management personnel who are familiar with the Company’s operations and industry.

7.                                      Because the Full Value Committee cross-conditions its proposals upon one another, please revise to discuss the effect on the outcome of the solicitation if one of The Full Value Committee’s three proposals is approved but one or both of the remaining proposals is not approved.  For example, describe what occurs if the proposal to remove the current directors is approved but the proposal to elect their Full Value Committee’s directors is not approved.

Response:   We have revised the disclosure on page 6 to indicate that, in light of the cross-conditional nature of the Full Value Committee’s proposals, if any of the proposals do not receive the required vote, none of the proposals will be deemed to have passed.

Letter to Shareholders

8.                                      We note your statement that no other business may be transacted at the special meeting.  Please provide support for this statement.

Response: We note the Staff’s comment and advise the Staff supplementally that, Section 602(c) of the New York Business Corporation Law provides, in pertinent part, that, “at any special meeting only such business may be transacted which is related to the purpose or purposes set forth in the notice required by Section 605.” Section 605 provides, in pertinent part, that “notice of a special meeting shall also state the purpose or purposes for which the meeting is called.”  In accordance with such statutory provisions, Section 3 of Article I of the Company’s by-laws provides that any request for a special meeting “shall state the date, time and place of the meeting and the purpose or purposes for which it is requested.”  It is the Company’s position that these provisions are intended to be restrictive and it is on this basis that we have included the limitation on business which may be transacted at the special meeting.

Cautionary Statement Regarding Forward-Looking Statements, page 1

9.                                      We note that you refer to the application of the Private Securities Litigation Reform Act of 1995.  In view of the fact that the Reform Act excludes issuers that issue penny stock, please advise of the basis for your belief that the Reform Act is available to Computer Horizons.

Response:  Although the Company believes that its shares to do not constitute penny stock under the Securities Exchange Act, in light of the nature of the disclosure contained in the Amended Preliminary Proxy Statement, we have deleted the Cautionary Statement.

Proxy Statement Cover Page, page 2

10.                               Provide us with a copy of each written request or other communication made of Computer Horizons by or on behalf of the Full Value Committee or any of its constituents, beginning with the July 22, 2005 request for a shareholders’ list.  Also, provide us with a copy of any written response that was sent by you or any agent thereof.  Further, we note disclosure on page 3 that the second request on August 2, 2005 “was proper based upon what was known at the time.”  Please revise to disclose the reasons, based on what you know now, that the request was improper or revise accordingly.

Response:  We have provided, supplementally, copies of the various written communications between the Company, and/or its representatives, and the Full Value Committee, and/or its representatives. Documents generated by or on behalf of the Company will be submitted via EDGAR in due course and are being provided in paper form under separate cover via Federal Express, however, those generated by or on behalf of the Full Value Committee are not available to us in electronic form and, as such, are solely being provided to the Staff in paper form. Additionally, the disclosure contained on page 3 of the Amended Preliminary Proxy Statement has been revised to reflect current circumstances.

11.                               Please also revise to discuss the legal action instituted against Computer Horizons in the Supreme Court of the State of New York.  Describe the relief sought by the Full Value Committee and the legal basis upon which the relief is sought.  Describe material rulings and determinations to date, especially any relevant ruling from the hearing on August 30, 2005.  Provide a copy of the complaint to us with the response letter, as well as any answer or pleadings that the parties have filed or written findings or decisions of the court.

Response:                                    As to the legal action instituted against the Company in the Supreme Court of the State of New York, we advise the Staff supplementally of the following:

On August 23, 2005, Crescendo Partners II, L.P., Series R (“Crescendo”), a member of the Full Value Committee filed a Verified Complaint and Order to Show Cause in the Supreme Court of the State of New York, New York County, seeking an order:  (i) temporarily and preliminarily enjoining the Company from taking any steps to consummate its proposed merger with Analysts unless and until the Company complied with Section 903 of the New York Business Corporation Law, which, if applicable, would have required that the merger be approved by two-thirds of the Company’s outstanding shares; and (ii) requiring the Company to set a record date for the special meeting of shareholders requested by the Full Value Committee and ordering such meeting to be held September 22, 2005.

Crescendo alleged that the reverse triangular merger between JV Merger Corp., a Minnesota corporation and a wholly-owned subsidiary of the Company, and Analysts (also a Minnesota corporation), in which Analysts would be the constituent corporation surviving the merger as a wholly-owned subsidiary of the Company, was in reality a de facto merger between the Company and Analysts requiring approval of two-thirds of the Company’s outstanding shares under Section 903 of the New York Business Corporation Law.  In response, the Company contended that, because Analysts would continue to exist as a separate corporation and as a subsidiary of the Company, neither the New York Business Corporation Law nor the de facto merger doctrine applied.

The Court held oral argument on Crescendo’s application on August 31, 2005.  Although the Court expressed some skepticism over Crescendo’s position on the applicability of the de facto merger doctrine, it reserved decision.  A copy of the hearing transcript is provided.  Among other things, the Court noted that a decision would be unnecessary and the issue moot if the merger proposal were defeated by a simple majority or if it were approved by a vote of greater than two-thirds of the Company’s outstanding shares.  Prior to oral argument, the Company made public the fact that it had already set the record date for the September 22nd special meeting of shareholders requested by the Full Value Committee by including this information in its preliminary proxy statement filed with the Commission on August 24, 2005.  As a result, that issue was rendered moot.

The special meeting of shareholders relating to the proposed merger with Analysts was held on September 2nd, as scheduled. On September 7, 2005, the Company received and accepted the final certified vote on the proposals relating to the proposed merger.  The proposal relating to the issuance of the Company’s stock in connection with the proposed merger was defeated by a margin of 43.07 % in favor and 56.93% against the proposal.  As a result, in a conference call held that same day, the parties advised the Court that a decision on Crescendo’s application would no longer be required.  In that same call, Crescendo advised the Court that it would be filing a notice discontinuing the action.

In light of the fact that the legal action has been rendered moot as a result of the outcome of the voting at the special meeting of shareholders on September 2nd, we believe that providing disclosure in the Amended Preliminary Proxy Statement relating to such legal action is unnecessary and could distract or confuse the Company’s shareholders with information which is not relevant to the proposals before them. Further, while, in response to the Staff’s comment, we will be submitting via EDGAR the hearing transcript as well as the pleadings prepared on the Company’s behalf and, therefore, available to us in electronic format, we have not provided Crescendo’s pleadings which are not available to us in such format via EDGAR; all documents are being submitted to the Staff in paper form under separate cover via Federal Express.  We believe that converting Crescendo's documents from their written form to electronic format for submission via EDGAR would create a hardship in the nature of delay in submission of this response.  We are mindful of the fact that Crescendo, as a member of the Full Value Committee which also has a proxy statement under review by the Staff, would have access to such documents and we would ask that the Staff consider requesting such information directly from them.

12.                               On page 3 you state “the foregoing description of the proposed merger is not complete and is qualified in its entirety by reference to the full text of the merger agreement which is attached to the joint proxy statement/prospectus of CHC and Analysts as well as to other information concerning the merger contained therein.”  We note that some shareholders may have not been holders of record when the proxy statement concerning the merger was sent.  Please be advised that all material information about the merger necessary to an informed voting decision on the matters proposed must be included in this proxy statement to permit an informed voting decision on the matters presented at the meeting, based solely upon the contents of the proxy statement.  Please revise accordingly.

Response:  We note the Staff’s comment and have revised the disclosure on page 3 accordingly.

Questions and Answers about the Special Meeting

Why is the Dissident Group proposing the removal of the existing CHC board of directors and its other proposals? page 4

13.                               In this question you assert that the Full Value Committee is “solely looking to take control of CHC without providing CHC shareholders with any immediate value in return.”  Provide support for your conclusion in this respect.  Alternatively, please eliminate the word “solely” and express the statement as one of belief.

Response:  We have revised the language on page 4 to eliminate the word “solely”; however, we note that statement is already expressed as one of belief and, as such, has not been further revised.

May I Change My Vote? page 6

14.                               Please revise to disclose any additional procedures that a person voting in person would need to undertake in order to revoke a previously executed proxy.

Response:  We have revised the disclosure contained on page 6 to expand and clarify the procedures for revoking a previously executed proxy.

Who Will Count the Votes? page 6

15.                               Please revise concerning any prior relationship with IVS Associates, Inc. and the material terms of the agreement with IVS.

Response:  We have revised the disclosure contained on page 6 to provide additional disclosure regarding the Company’s arrangement with IVS Associates and to describe the prior occasions in which IVS Associates has been retained by the Company.

How will Proxies for the Special Meeting Be Solicited?/Who Will Bear the Cost of
Soliciting Proxies? page 7

16.                               In your next amendment quantify the estimates of the costs of the solicitation and number of solicitors Computer Horizons estimates employing.  See Item 4(b)(3) of Schedule 14A.  In particular, please note that in addition to the estimate of the total anticipated costs, you should provide the total expenditures to the mailing date for the solicitation.  Please also describe the material features of any contract or arrangement with Morrow & Co. and provide us with a copy of any contract or arrangement.

Response: We have revised the disclosure contained on page 7 in order to address the Staff’s comment.  Additionally, a copy of the agreement entered into by the Company with Morrow & Co. is provided supplementally.

Corporate Governance, page 13

17.                               Please review the information in the second paragraph under the subheading “Committees of the Board” so that you disclose the committee membership information as of the mailing date.

Response:  We note the Staff’s comment and, as with other disclosure contained in the Amended Preliminary Proxy Statement which addressed the alternative circumstances that could have existed had the proposed merger with Analysts been approved, we have revised the disclosure (in this case on page 15) to reflect current status only and eliminated references to alternative circumstances.

Change of Control Provisions, page 20

18.                               We note that certain change of control provisions may be effectuated pursuant to agreements disclosed in this section.  For each agreement discussed please also describe material conditions that must be satisfied in order for the benefits to fully accrue to the beneficiaries and disclose when the payments of the benefits occur.  To the extent there are variances in this respect with respect to any of the executive officers named in the summary compensation table, provide this information on an individualized basis.  In responding to this comment, please summarize for example Section 7 of Mr. Shea’s Amendment to Employment Agreement dated April 3, 2003.  Please also disclose that for many of the agreements such as the SERPs agreements the Company would eventually pay the costs associated with these agreements and that the timing of the payments is accelerated.  Further, please disaggregate your discussion of costs of the change of control payments to describe separately the payment to each participant and aggregate only the payments to non-participants.

Response:  We have provided revised and expanded disclosure commencing on page 20 to address the Staff’s comment.

Executive Compensation, page 21

19.                               We note your Summary Compensation Table lists Options/SARs awards for Messrs. Shea and Murphy, however, those awards are not listed in option grants table.  Please advise.

Response:  We note the Staff’s comment and advise the Staff supplementally that no options were granted to either of Messrs. Murphy or Shea in 2004 and, as such, none are reflected in the option grants table.  The options indicated in the Summary Compensation Table for these individuals as to 2004 reflect options remaining exercisable but granted prior to 2004.  We have revised the Summary Compensation Table to reflect that no options were granted in 2004.

Compensation Committee Report, page 25

20.                               Please refer to instruction 8 to Item 402(a)(3) of Regulation S-K, which indicates that information responsive to paragraphs (i), (k) and (l) of Item 402 need only be provided in proxy statements relating to annual meetings at which directors are to be elected or at special meetings in lieu of annual meetings.  In preparing proxy materials that contain disclosure specified by paragraphs (i), (k), and (l), please note the following

•                  Expand to describe the factors considered by the board and the reasons for its determination to increase the salaries of each of Messrs. Murphy and Shea during the most recently completed year.  What relationship did the changes have to corporate performance?  Expand to clarify the nature of the competitive data considered and explain the process the committee followed in assessing the competitive data and evaluating the individual’s performance.  What companies does the competitive data concern, what parameters of performance does it relate to, and what is the relationship of the companies you reference to the constituents of the self-constructed comparative group that is included in the performance graph?

Response:  We note the Staff’s comment and advise the Staff supplementally that the salaries of Messrs. Murphy and Shea were not increased in the most recently completed fiscal year.  The Company’s former President and Chief Executive Officer took a leave of absence in early 2003 which was ultimately followed by his resignation from the Company’s employ in April 2003.  As a consequence of the former CEO’s resignation, Mr. Murphy, then Chief Financial Officer of the Company, was asked to undertake, on an interim basis, the position of President and Chief Executive Officer to fill the vacancy in that office, and Mr. Shea was asked to undertake, on an interim basis, the position of Chief Financial Officer to fill the vacancy created by Mr. Murphy’s assumption of the office of President and Chief Executive Officer.  Messrs. Murphy and Shea received retention bonuses in 2003 to remain in the Company’s employ and assume these positions, on an interim basis.  In July 2004, the Board of Directors determined to offer these positions to Messrs. Murphy and Shea on a permanent basis and the increase in salary reflected in the Summary Compensation Table corresponds to the permanent promotions received by these individuals rather than to any salary increase related to Company performance.  As such, no performance metrics were utilized in determining such salaries.  We have added a footnote to the Summary Compensation Table on page 19 to provide greater clarity in this regard.

•                  Similarly, expand the committee report to explain the qualitative nature of the parameters assessed in evaluating the bonuses the executive officers might have earned in 2004.  In qualitative terms disclose the goals that were not achieved during the year.

Response:  We have revised the disclosure on page 23 to address the Staff’s comment.

•                  Please clarify the relationship of the stock option awards during the most recent year to the committee’s evaluation of the elements of a “competitive total compensation package”.  How did the committee assess the competitiveness of the compensation packages and what was the role of the option grants in this respect.  In making this evaluation of “competitiveness” did the committee look at the compensation of the self-constructed peer group constituents, other companies or other sources of information about executive compensation.

Response:  We note the Staff’s comment and advise the Staff supplementally that the Committee view the grant of stock options as a means for aligning the executive officers’ goals with those of the shareholders and, as such, as an integral component of their overall compensation package.  In determining the competitiveness of the compensation packages offered to the executive officers the Committee retained a prominent compensation consulting firm to assist it.  The consulting firm provided the Committee with a comparison of the compensation of the Company’s executive officers with the compensation packages offered to the executive officers of ten peer companies.

21.                               The penultimate paragraph of the committee report does not provide meaningful information concerning the relationship of each element of the chief executive officer’s compensation to the corporate performance of the company during the most recently completed year.  Please refer to paragraph (k)(2) of Item 402 of Regulation S-K as well as the applicable portion of SEC Release 33-7009.

Response:  We have expanded the disclosure on page 23 to address the Staff’s comment.

Information Concerning Persons Who May be Deemed Participants in the Company’s Solicitation for Proxies, page 29

22.                               Please revise to definitively indicate here that the listed individuals are deemed participants, as it appears inappropriate to indicate that such persons “may be deemed” participants in this solicitation.  In this regard, see Instruction 3 to Item 4 of Schedule 14A.

Response:  We note the Staff’s comment and have made the requested revisions to page 29 of the Amended Preliminary Proxy Statement.

We believe that the foregoing and the revisions contained in Amended Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its Comment Letter. The statements from participants requested by the Staff will be provided under separate cover.  Please do not hesitate to contact me at 973-643-5055 or Michele Vaillant at 973-643-5093 should you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Robert M. Crane
Robert M. Crane

cc:	William J. Murphy
Michael C. Caulfield, Esq.
Michael Shea
Computer Horizons Corp.